UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Gaming Partners International Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

36467A107

(CUSIP Number)

Elisabeth Carretté, 1700 South Industrial Road, Las Vegas, Nevada 89102, (702) 384-2425

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 24, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 36467A107

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Elisabeth Carretté

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) 00 PF WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 4,657,074

	9.	Sole Dispositive Power 3,896,892

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,896,892

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 50.13%

14.	Type of Reporting Person (See Instructions) IN

INSTRUCTIONS FOR SCHEDULE 13D

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share, of Gaming Partners International Corporation, or GPIC, formerly know as Paul-Son Gaming Corporation.  The principal executive offices of GPIC are located at 1700 South Industrial Road, Las Vegas, Nevada 89102.

Item 2.	Identity and Background
(a) Elisabeth Carretté
(b) 1700 South Industrial Road Las Vegas, Nevada 89102

(c)                                  Elisabeth Carretté is the wife of Francois Carretté.  Until his death on December 24, 2004, Francois Carretté served as the Chairman of the Board of Directors of GPIC.  In addition, Mr. Carretté was President of the Supervisory Board of Holding Wilson, S.A., or Holding Wilson, a French holding company of which Mr. Carretté was a 99% stockholder.  Holding Wilson beneficially owns approximately 49.9% of the outstanding shares of GPIC's common stock.  After Mr. Carrette's death, Elisabeth Carretté was appointed as a director of GPIC effective as of January 27, 2004 to fill the vacancy left by the death of her husband.  Mrs. Carretté also became the President of the Supervisory Board of Holding Wilson.

In addition to its investment in GPIC, Holding Wilson, through its affiliates, engages in consulting for geotechnic infrastructures and the environment and in food distribution.  The Supervisory Board of Holding Wilson currently consists of Elisabeth Carretté, Philippe Cholet, Jean-Francois Lendais and Guillaume de Broglie. The Executive Board of Holding Wilson currently consists of Alain Thieffry, President, Daphne Lendais and Nathalie De Broglie, the daughters of Mr. and Mrs. Carretté. The address of Holding Wilson is 3 Avenue du President Wilson, 75116, Paris, France.

(d)                                 During the last five years, neither Elisabeth Carretté nor any of the individuals named in Item 2(c) has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

(e)                                  During the last five years, neither Elisabeth Carretté nor any of the individuals named in Item 2(c) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which they were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such law.

(f) Each of Elisabeth Carretté and the other individuals named in Item 2(c) is a citizen of France.

Item 3.	Source and Amount of Funds or Other Consideration

As a result of Francois Carrette’s death on December 24, 2004, Elisabeth Carretté has inherited, or will inherit upon the settlement of his estate, a life estate in all of the shares of GPIC common stock previously owned by Francois Carretté, including the shares of Holding Wilson which holds approximately 49.9% of the outstanding shares of GPIC common stock. Mrs. Carretté beneficially owns approximately 99% of the outstanding shares of Holding Wilson.  After Mr. Carrette's death, Mrs. Carretté was appointed as a director of GPIC effective as of January 27, 2004 to fill the vacancy left by the death of her husband.  Mrs. Carretté also became the President of the Supervisory Board of Holding Wilson.  The Supervisory Board of Holding Wilson currently consists of Elisabeth Carretté, Philippe Cholet, Jean-Francois Lendais and Guillaume de Broglie. During her lifetime, Mrs. Carretté will have absolute ownership of the GPIC shares, including the sole power to vote and dispose of such shares, subject to her daughters' remainder interest therein upon her death and subject to the voting agreement in favor of Eric P. Endy and the Endy Trust as described below.

Pursuant to an agreement and plan of exchange and stock purchase, dated as of April 11, 2002, and amended as of May 13, 2002, or the Exchange Agreement, between GPIC and Gaming Partners International SAS, or GPI-SAS (formerly known as Etablissements Bourgogne et Grasset, S.A.), on September 12, 2002, Holding Wilson exchanged 179,552 shares of GPI-SAS capital stock owned by it for 3,164,730 shares of GPIC common stock.  In addition, Francois Carretté exchanged 16 shares of GPI-SAS capital stock held in his name for 282 shares of GPIC common stock.  Elisabeth Carretté also exchanged 16 shares of GPI-SAS capital stock held in her name for 282 shares of GPIC common stock.

On September 12, 2002, Holding Wilson also purchased 502,334 shares of GPIC common stock from the Paul S. Endy, Jr. Living Trust, or the Endy Trust, pursuant to a stock purchase agreement, dated as of April 11, 2002, or the Stock Purchase Agreement, among the purchasers listed therein, the Endy Trust, certain other Endy family trusts and Eric P. Endy.  The aggregate purchase price of these shares was $717,620.24, which was paid from Holding Wilson’s working capital.  In addition, pursuant to the Stock Purchase Agreement, Mr. and Mrs Carretté each purchased 45 shares of GPIC common stock for an aggregate purchase price of $128.56, which was paid from their personal funds.

On September 12, 2002, Holding Wilson also acquired 67,456 shares of GPIC common stock upon exercise of antidilution warrants (as described in Item 4 below) issued pursuant to the Exchange Agreement.  The aggregate purchase price for those shares was $674.65, which was paid from Holding Wilson’s working capital.  In addition, Mr. and Mrs. Carretté each acquired 6 shares of GPIC common stock upon exercise of antidilution warrants for an aggregate purchase price of $0.12, which was paid from their personal funds.  On November 17, 2004, Holding Wilson acquired 23,921 shares of GPIC common stock upon exercise of antidilution warrants.  The aggregate purchase price for those shares was $232.91, which was paid from Holding Wilson’s working capital.  In addition, Mr. and Mrs. Carretté each acquired 2 shares of GPIC common stock upon exercise of antidilution warrants for an aggregate purchase price of $0.02, which was paid from their personal funds.  On December 16, 2004, Holding Wilson acquired 19,934 shares of GPIC common stock upon exercise of antidilution warrants.  The aggregate purchase price for those shares was $199.34, which was paid from Holding Wilson’s working capital.  In addition, Mr. and Mrs. Carretté each acquired 2 shares of GPIC common stock upon exercise of antidilution warrants for an aggregate purchase price of $0.02, which was paid from their personal funds.  On February 28, 2005, Holding Wilson acquired 39,868 shares of GPIC common stock upon exercise of antidilution warrants.  The aggregate purchase price for those shares was $398.68, which was paid from Holding Wilson’s working capital.  In addition, Mrs. Carretté and the Estate of Mr. Carretté each acquired 3 shares of GPIC common stock upon exercise of antidilution warrants for an aggregate purchase price of $0.03, which was paid from their personal funds.

On April 11, 2002, pursuant to the Stock Purchase Agreement, Holding Wilson purchased 31, 894 shares of GPIC common stock from the Endy Trust.  The aggregate purchase price for those shares was $79,735, which was paid from Holding Wilson’s working capital.  In addition, pursuant to the Stock Purchase Agreement, Mr. and Mrs. Carretté each purchased 3 shares of GPIC common stock from the Endy Trust for an aggregate purchase price of $15.00, which was paid from their personal funds.

On January 15, 2001, Holding Wilson purchased 26,590 shares of GPIC common stock from the Endy Trust.  The aggregate purchase price for these shares was $79,770, which was paid from Holding Wilson’s working capital.

Prior to December 2000, Mr. Carretté purchased 15,400 shares of GPIC common stock on the open market with his personal funds.
Item 4.	Purpose of Transaction

Until his death on December 24, 2004, Francois Carretté held 99% of the outstanding capital stock of Holding Wilson and served as President of its Supervisory Board.  Mr. and Mrs. Carretté and Holding Wilson together acquired an aggregate of 3,853,018 shares of GPIC common stock (excluding warrants exercised after Mr. Carretté's death and options to purchase shares of GPIC common stock) pursuant to the Exchange Agreement and the Stock Purchase Agreement and the exercise of antidilution warrants through December 24, 2004.  As a result of Mr. Carrette’s death, Elisabeth Carretté has inherited, or will inherit upon the settlement of his estate, a life estate in all of the shares of GPIC common stock previously owned by Mr. Carretté, including the shares of Holding Wilson which holds approximately 49.9% of the outstanding shares of GPIC common stock.  The aggregate of 3,896,892 shares of GPIC common stock currently beneficially owned by Mrs. Carretté and Holding Wilson constitute approximately 50.13% of the total outstanding shares of GPIC common stock.

The summaries of certain provisions of the Exchange Agreement, the Stock Purchase Agreement and the Put Option set forth in this statement are qualified in their entirety by reference to the full text of such documents, which are incorporated herein by reference as Exhibits 2.1, 2.2 and 2.3, respectively.

Prior to December 2000, Mr. Carretté acquired 15,400 shares of GPIC common stock, and on January 15, 2001, Holding Wilson acquired 26,590 shares of GPIC common stock.  The closing under the Exchange Agreement, or the Closing, occurred on September 12, 2002.  Pursuant to the Exchange Agreement, 100% of the outstanding shares of GPI-SAS were exchanged for an aggregate of 3,969,026 shares of GPIC common stock.  As a result of the transactions provided for in the Exchange Agreement, GPI-SAS and its wholly-owned subsidiary, The Bud Jones Company, Inc., or Bud Jones, became wholly-owned subsidiaries of GPIC.  As part of the consideration for the exchange, GPIC issued to the former GPI-SAS stockholders antidilution warrants to purchase an aggregate of 459,610 shares of GPIC common stock at a price of $.01 per share under certain circumstances.  The warrants were intended to provide antidilution protection to the former GPI-SAS stockholders against options or similar rights granted by GPIC prior to the Closing which are exercised after the Closing, and against securities issued to GPIC's investment banker, Ladenburg Thalmann & Co., as a result of the Closing.  Thus, the antidilution warrants are only exercisable if, as and when these options or rights are exercised or such securities issued.  The antidilution warrants will expire 30 days after GPIC notifies the warrant holder that the last of those underlying options or rights have expired.  Antidilution warrants to purchase a total of 84,610 shares of GPIC common stock, reflecting the issuance of 84,610 shares of GPIC common stock to Ladenburg Thalmann, were immediately exercisable.  Mr. and Mrs. Carretté and Holding Wilson exercised all of their immediately exercisable antidilution warrants on September 12, 2002, acquiring an aggregate of 12 and 67,465 shares of GPIC common stock, respectively, through such exercise.  To date, antidilution warrants to purchase an aggregate of 215,325 shares of GPIC common stock remain, none of which are currently exercisable.  Mrs. Carretté and Holding Wilson intend to exercise the antidilution warrants as they become exercisable.

Pursuant to the Stock Purchase Agreement, Mr. Carretté (or his successor) and Holding Wilson agreed for a period of five years from the closing to vote for the election of Eric P. Endy (or his replacement designated by the Endy Trust) as a director of GPIC.  In addition, Mr. Endy and the Endy Trust agreed to vote their shares of GPIC common stock in favor of the election of Holding Wilson’s nominees to GPIC’s board of directors.  As of February 4, 2005, Mr. Endy and the Endy Trust beneficially owned in the aggregate approximately 760,182 shares of GPIC common stock, representing approximately 9.78% of the outstanding shares of GPIC common stock.  The Stock Purchase Agreement also provides Holding Wilson and the other former GPI-SAS stockholders with a right of first refusal to purchase any shares which Mr. Endy and the Endy Trust desire to sell.

On September 12, 2002, Mr. Carretté was granted an option to purchase 6,000 shares of GPIC common stock under GPIC's 1994 Directors Stock Option Plan, or the Directors Plan.  The exercise price of his option is $3.40 per share.  The option vests over a three-year period, 2,000 shares per year, commencing on September 12, 2003.  At the time of Mr. Carrette's death, the option was fully vested and exercisable as to 4,000 shares. Pursuant to the Directors Plan, the fully vested and exercisable option may be exercised by Mr. Carrette's estate, personal representative or beneficiary any time prior to the second anniversary of his death.  In addition, on January 27, 2005, Mrs. Carretté was granted an option to purchase 6,000 shares of GPIC's common stock pursuant to the Directors Plan. The exercise price of her option is $12.81 per share.  The option vests over a three-year period, 2,000 shares per year, commencing on January 27, 2006.  At this time, none of Mrs. Carrette’s option as to the 6,000 shares is currently exercisable.

Holding Wilson entered into an agreement with Gerard Charlier, or the Put Option, whereby Holding Wilson granted Mr. Charlier an option to sell to Holding Wilson the GPIC common stock he acquired in the combination if Mr. Charlier's employment with GPIC is terminated voluntarily by Mr. Charlier or by GPIC other than for death, permanent disability or cause (as defined in Mr. Charlier's employment agreement).  The per share sale price would be equal to the average closing price of GPIC common stock for the 30 trading days preceding the date Mr. Charlier exercises his option to sell.  In addition to the shares of GPIC common stock beneficially owned by Mrs. Carretté and Holding Wilson, the other former stockholders of GPI-SAS hold in the aggregate approximately 983,536 shares constituting approximately 12.72% of the outstanding shares of GPIC common stock, and antidilution warrants to purchase additional 54,674 shares of GPIC common stock, none of which are currently exercisable.  Mrs. Carretté expressly disclaims beneficial ownership of these shares and the formation or existence of a group within the meaning of Section 13(d)(3) with Mr. Endy, the Endy Trust or any former GPI-SAS stockholder other than Holding Wilson.

Except as set forth in this statement, neither Mrs. Carretté nor Holding Wilson has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of GPIC, or the disposition of securities of GPIC; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving GPIC or any of its subsidiaries; (c) a sale of transfer of a material amount of assets of GPIC or any of its subsidiaries; (d) any change in the present board of directors or management of GPIC, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of GPIC; (f) any other material change in GPIC's business or corporate structure; (g) changes in GPIC's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of GPIC by any person; (h) causing a class of securities of GPIC to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of GPIC becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer
(a)–(b)

	Elisabeth Carretté		Holding Wilson
Amount beneficially owned:	3,896,892	(1)	3,876,808
Percent of class:	50.13%		49.90%
Number of shares as to which the person has:
Sole power to vote or to direct the vote:	0		0
Shared power to vote or to direct the vote:	4,657,074	(1)	3,876,808

(1)  Mrs. Carretté beneficially owns the shares as follows:

Holding Wilson	3,876,808
Elisabeth Carretté	343
Estate of Francois Carretté	15,741
Options held by estate of Francois Carretté	4,000
3,896,892

	Elisabeth Carretté		Holding Wilson
Sole power to dispose or to direct the disposition of:	3,896,892	(1)	3,876,808
Shared power to dispose or to direct the disposition of:	0		0

Mrs. Carretté has the shared power to vote or direct the vote of an aggregate of 4,657,074 shares of GPIC common stock.  Such voting power is shared with Eric P. Endy and the Endy Trust, which pursuant to the Stock Purchase Agreement, have the right to vote such shares in favor of the election of Mr. Endy (or a replacement designated by the Endy Trust) as a director of GPIC during the five years following the Closing.  Pursuant to the Stock Purchase Agreement, during the five years following the closing, Mr. Carretté (or his successor) and Holding Wilson also share voting power with respect to the election of directors on approximately 760,182 shares of GPIC common stock owned by Mr. Endy and the Endy Trust, constituting approximately 9.78% of the outstanding GPIC common stock.  During her lifetime, Mrs. Carretté has the sole power to dispose or direct the disposition of an aggregate of 3,896,892 shares of GPIC common stock.

As part of the consideration for the exchange, GPIC issued to the former GPI-SAS stockholders antidilution warrants to purchase an aggregate of 459,610 shares of GPIC common stock at a price of $0.01 per share under certain circumstances.  The warrants were intended to provide "anti-dilution" protection to the former GPI-SAS stockholders against options or similar rights granted by GPIC before the exchange. Mr. Carretté, Mrs. Carretté and Holding Wilson were stockholders of GPI-SAS at the time of the exchange and were granted warrants for 26, 26, and 299,010 shares of GPIC common stock, respectively.  Mrs. Carretté (either directly or through the estate of Mr. Carretté) and Holding Wilson also hold antidilution warrants for 38 and 215,287 shares of GPIC common stock, respectively, which are not currently exercisable.  Mrs. Carretté expressly disclaims beneficial ownership of any shares, options or warrants held by the remaining former GPI-SAS stockholders and the formation or existence of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 with Eric P. Endy, the Endy Trust, any former GPI-SAS stockholder other than Holding Wilson.

On September 12, 2002, Mr. Carretté was granted an option to purchase 6,000 shares of GPIC common stock under GPIC's 1994 Directors Stock Option Plan, or the Directors Plan.  The exercise price of his option is $3.40 per share.  The option vests over a three-year period, 2,000 shares per year, commencing on September 12, 2003.  At the time of Mr. Carrette's death, the option was fully vested and exercisable as to 4,000 shares.  Pursuant to the Directors Plan, the fully vested and exercisable option may be exercised by Mr. Carrette's estate, personal representative or beneficiary any time prior to the second anniversary of his death.  In addition, on January 27, 2005, Mrs. Carretté was granted an option to purchase 6,000 shares of GPIC's common stock pursuant to the Directors Plan. The exercise price of her option is $12.81 per share.  The option vests over a three-year period, 2,000 shares per year, commencing on January 27, 2006.  At this time, none of Mrs. Carrette’s option as to the 6,000 shares is currently exercisable.

The percentages reflect the percentage share ownership with respect to 7,729,400 shares of GPIC common stock outstanding as of December 31, 2004.

(c)                                  Other than the acquisitions of GPIC common stock and options under the Directors Plan described in this statement, no transactions in GPIC common stock were effected during the past 60 days by Mrs. Carretté, Holding Wilson or any of the other individuals named in Item 2(c).

(d)                                 No person other than the record owner of such shares of GPIC common stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of GPIC common stock.

(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Exchange Agreement and the Stock Purchase Agreement are described in Item 5 above.  The summary descriptions of the Exchange Agreement, the Stock Purchase Agreement and the Put Option in this Schedule 13D are qualified in their entirety by reference to the full text of the Exchange Agreement, the Stock Purchase Agreement and the Put Option which are incorporated herein by reference as Exhibits 2.1, 2.2 and 2.3, respectively.  Except as described in this Schedule 13D, there are no contracts, arrangements, undertakings or relationships (legal or otherwise) among the persons named in Item 2 above or between such person or any other person with respect to any securities of GPIC.

Item 7.	Material to Be Filed as Exhibits

2.1           Agreement and Plan of Exchange and Stock Purchase, dated as of April 11, 2002, and amended as of May 13, 2002, between GPIC and GPI-SAS (Incorporated by reference to Annex A to GPIC’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.2           Stock Purchase Agreement, dated as of April 11, 2002, among Eric P. Endy, the Endy Trust, the other Endy family trusts and the former GPI-SAS stockholders (Incorporated by reference to Annex D to Paul Son’s Definitive Proxy Statement on Schedule 14A (File No. 0-23588) filed on August 9, 2002).

2.3 Option Agreement, dated as of March 29, 2002, between Holding Wilson and Gerard Charlier (Incorporated by reference to Exhibit 3 of Schedule 13D for Francois Carretté filed on September 18, 2002).

[Signature page follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	February 28, 2005	HOLDING WILSON, S.A.
/s/ Melody Sullivan Yowell
By: Melody Sullivan Yowell, by power of attorney for Elizabeth Carretté
Its: President of the Supervisory Board
/s/ Melody Sullivan Yowell
By: Melody Sullivan Yowell, by power of attorney for Elisabeth Carretté, an individual

ATTENTION

Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)